
September 15, 2014

Ms. Karen Travis
Chief Executive Office
OranjTek Co.
3422 Old Capitol Trail, Suite 700
Wilmington, DE 19808

> **Re:** **OranjTek Co.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2014**
> **File No. 333-198300**

Dear Ms. Travis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity and illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- It appears that you have conducted minimal business activities or operations since your inception in September 2013;

- You have a net loss of $4,136 to date and you have not generated any revenues to date;

- You have assets consisting only of $33,014 in cash and cash equivalents; and

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In adopting the release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please supplement your filing with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, whether or not they retain copies of the communications. Similarly, please supplement your filing with any research reports about you that are published or distributed by any broker or dealer that is participating or will participate in your offering in reliance upon Section 2(a)(3) of the Securities Act of 1933, as added by Section 105(a) of the Jumpstart Our Business Startups Act.

Prospectus Cover Page

4. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 50%, 75%, and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K. Please also state that there is no guarantee that you will sell any of the securities being offered. This comment also applies to the "Use of Proceeds" disclosure on pages 18 and 19.

5. Please revise the prospectus cover page and the entire filing to clarify the duration of the offering. In this regard, we note that throughout the prospectus you refer to the offering as lasting 180 days, lasting 270 days, being subject to a 180 day extension, and being

subject to a 90 day extension. Please revise your disclosure throughout the filing so that it is accurate and consistent.

6. Please revise to state that your securities are not listed on an exchange or quoted on a quotation market and that they may never be.

Prospectus Summary, page 5

Our Company, page 5

7. Your phone number appears to be a non-working, foreign number. Please provide a working number at which you can be reached. In addition, please clarify whether your principal executive office is a virtual or physical office; in this regard, we note that your statement that your sole officer provides you with office space at no cost appears to suggest that you occupy a physical office.

8. We note that the web address you have listed (www.oranjtek.com) does not exist. Please briefly state in this section, if true, that you have not yet purchased a website domain or created a website and that you have not yet secured any products to offer to potential customers.

9. Please summarize your business model and any business activities you have undertaken at this stage of your development.

10. Please discuss your auditor's going concern opinion here and in the management's discussion and analysis section of your prospectus, including the fact that your auditor has raised substantial doubt about your ability to continue as a going concern.

11. We note your statement that management will have significant influence over corporate transactions, "including mergers, consolidations and the sale of all or substantially all of our assets." Please include in this list of matters over which management will exert control the election of directors.

The Offering, page 7

12. Please include in this section the net proceeds that you may receive from the offering, after deducting the offering expenses disclosed on pages 18 and 19 of the registration statement, or tell us how you determined that your net proceeds will equal your gross proceeds. Please also state that there is no guarantee that you will receive any proceeds from the offering.

<u>Risk Factors, page 8</u>

<u>We face intense competition, page 8</u>

13. This risk factor appears to discuss risks associated with a company that provides marketing services. Please revise or advise.

<u>Our officers and directors live outside the United States, page 9</u>

14. Please clarify where Ms. Travis resides and discuss the risks involved with operating a company that plans to market goods to retail stores in New York from a foreign jurisdiction.

<u>The lack of public company experience of our management team . . ., page 10</u>

15. Please add disclosure here or in a separate risk factor regarding Ms. Travis' lack of experience in the fashion and umbrella sales industries.

<u>We do not have a majority of independent directors . . ., page 10</u>

16. We note your disclosure here that your Board of Directors is comprised of two individuals. Please reconcile this statement with your disclosure elsewhere in the registration statement that Karen Travis is your sole director. If you have a second director, please provide proper disclosure concerning such individual.

<u>Because our Directors, who are also our sole promoters . . ., page 11</u>

17. Please clarify the percentage of stock your director will own if the minimum amount of shares are sold in this offering.

<u>Use of Proceeds, page 18</u>

18. You disclose approximately $18,000 in expenses of issuance and distribution on page 41. Please explain to us why you are showing zero offering expenses here to derive your net proceeds or revise your tabular presentation accordingly.   In this regard, please note net tangible book value per share after the offering should be calculated taking into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

19. We note you have no current specific plan for a significant portion of the offering proceeds. Please clearly state that fact and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

20. Please revise to correct the Maximum Offering Proceeds amount in the first table.

Management's Discussion and Analysis or Plan of Operation, page 25

21. Your first paragraph states you have limited revenues from your business operations whereas your financial statements disclose you have not earned revenues. If true, please revise your disclosure to clarify you have yet to generate revenue.

22. We note your disclosure that you believe you can implement your short term and long-term business plan and achieve profitable operations if you raise the maximum amount. Please discuss in detail your plan of operations for the next twelve months. Please include detailed milestones to your business plan, when you anticipate generating sustained revenues, the costs associated with each milestone, and the time frame for implementing each milestone.

Liquidity and Capital Resources, page 28

23. You state that you may need additional capital if you cannot expand your clientele base or maintain profitability and positive cash flow. If true, please revise your disclosure to clarify that you currently have no clients and have not achieved profitability or a positive cash flow.

Description of Our Business and Properties, page 29

24. Please describe how you plan to source, manufacture, produce and distribute the products that you plan to sell. Please refer to Items 101(h)(4)(ii) & (v) of Regulation S-K.

Overview, page 30

25. Please revise the language in this section to make clear the basis for the statements you make.

Plan of Operations, page 31

26. Please discuss in greater detail the status of the development of your product line, including estimates of research and development costs. In this regard, we note that you sometimes indicate you have "have designed" your product or have a "newly designed" product, but sometimes indicate that you are "still working on finalizing the design." Please revise your disclosure, so that it is consistent and accurate. Please also revise your disclosure here and in your Management's Discussion and Analysis section to indicate that you have no contracts or relationships with suppliers, manufacturers, distributors or potential customers or clients to produce, manufacture, distribute or sell your products. Please refer to Items 101(h)(4)(v) & (x) of Regulation S-K. Please discuss how you plan to develop such relationships or, if you do not know, say so.

27. Please revise to indicate what actions you have taken to "implement the deign [sic] and production stage" of your products.

Directors, Executive Officers and Control Persons, page 33

28. Please describe in greater detail the business experience of Karen Travis during the past five years. In addition, please discuss the specific experience, qualifications, attributes or skills that led you to select Ms. Travis as your sole director. Please refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

29. Please disclose in this section the issuance of shares to Ms. Travis.

Free Office Space, page 36

30. Please clarify where this office space is located. In this regard, we note your disclosure here that you do not recognize the rent expense in your financial statement and your disclosure on page 33 that you pay rent for your corporate office in Wilmington, Delaware on a monthly basis. Please reconcile these statements. If you occupy additional office space, please provide disclosure pursuant to Item 102 of Regulation S-K.

Anti-Takeover Provisions, page 38

31. Please clarify the applicability of Nevada anti-takeover provisions to you as a Delaware corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Gregg Jaclin, Esq.
        Eric Stein, Esq.